January 9, 2023
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Howard Efron
Ms. Jennifer Monick

RE:	Marriott Vacations Worldwide Corporation
Form 10-K for the fiscal year ended December 31, 2021
Filed March 1, 2022
File No. 1-35219
Dear Mr. Efron and Ms. Monick:
On behalf of Marriott Vacations Worldwide Corporation (“Marriott Vacations Worldwide,” the “Company,” “we,” “us” or “our”), we respectfully submit this response to the letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission dated December 22, 2022, that sets forth the comments of the Staff regarding our filing referenced above. For your convenience, we repeat the Staff’s comments below in italics, followed by our responses to the specific questions contained within the Staff’s comments.
Comment #1:
Form 10-K for the fiscal year ended December 31, 2021
Earnings Before Interest Expense, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA, page 41
We note your adjustment for certain items to arrive at Adjusted EBITDA. We further note this adjustment includes $93 million of ILG Acquisition and integration related costs for 2021 and $62 million of ILG Acquisition-related costs for 2020. In addition, we note that you adjust for $67 million of ILG integration costs to arrive at Adjusted EBITDA for the nine months ended September 30, 2022. Given that the ILG acquisition occurred in September 2018, please clarify for us the nature of these costs. In addition, please tell us if you consider such costs to be normal, recurring, cash operating expenses and how you made that determination. In your response, please address if these expense occur repeatedly or occasionally. Please refer to Question 100.01 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Comment #2:
Form 10-K for the fiscal year ended December 31, 2021
Consolidated Statements of Income, page 74
We note your line item for transaction and integration costs appears to be classified as a non-operating expense and that $93 million of such costs in 2021, $63 million of such costs in 2021, and $67 million of such costs for the nine months ended September 30, 2022 related to ILG Acquisition and integration
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related costs. In light of the ILG Acquisition taking place in 2018, please clarify for us the nature of such expenses and tell us what consideration you gave to classifying these expenses as operating expenses. Please refer to Rule 5-03 of Regulation S-X.
General
The ILG Acquisition and integration costs that have been excluded from Adjusted EBITDA are not representative of the ongoing costs necessary to operate the Company’s business; instead, these are costs specifically associated with this discrete transaction. These costs, which primarily relate to the implementation of multiple software applications and other enabling technologies, were expensed as incurred and do not include costs to maintain the applications and systems once they are in productive use. As such, we believe the adjustment to exclude ILG Acquisition and integration costs fits within the parameters for permitted adjustments under Item 10(e)(1)(ii)(B) of Regulation S-K. Moreover, the adjustment was made to present our operating results absent the one-time, transformative integration initiatives, which we believe provides useful information to investors and others.
As background, the ILG Acquisition significantly increased1 the size of Marriott Vacations Worldwide and expanded the scope of our business to include the operations of the Sheraton, Westin and Hyatt platforms and brands in our Vacation Ownership segment, in addition to the businesses that comprise our Exchange & Third-Party Management segment. Prior to our acquisition, ILG grew over time through a number of its own business combinations but did not integrate a significant number of the acquired companies’ information technology systems and processes, resulting in multiple platforms for similar processes. As a result, we inherited multiple information technology platforms and processes, which introduced a host of integration issues that have taken substantial effort and time to address and resolve.
Although the ILG Acquisition closed in September 2018, our efforts to integrate and transform the businesses were significantly impeded in 2020 and 2021 by the unprecedented impact of the COVID-19 pandemic. Due to the uncertainty created by the COVID-19 pandemic, commencing in March 2020, our focus shifted to ensuring the safety of our owners, members, associates, and guests, maintaining liquidity, and implementing significant cost reduction programs. As a result of these cost reduction initiatives, we paused or significantly scaled back our integration efforts by delaying many aspects of our integration plans. The fact that we were able to slow down or halt our integration plans further supports our position that the related costs are not necessary to operate our business. Commencing in the latter half of 2021, as the leisure hospitality industry began to stabilize in the United States, we resumed or ramped up our integration efforts relating to the ILG Acquisition, which are expected to be substantially completed in 2023.
In addition, in April 2021, similar integration issues were introduced, albeit it on a smaller scale, when we completed the Welk acquisition. These acquisitions presented the opportunity for us to transform our business by integrating the acquired platforms with our existing platforms. Since the Company’s spin-off from Marriott International, Inc. in 2011, ILG and Welk are the only businesses that we have acquired and then elected to transform through an extensive integration program. We have no current plans for acquisitions requiring similar integration initiatives in the foreseeable future, including during the next two years.
Given that the ILG acquisition occurred in September 2018, please clarify for us the nature of these costs.
ILG Acquisition and integration costs primarily relate to the integration of the Sheraton, Westin and Marriott vacation ownership platforms and brands, including upgrading and combining information technology solutions and infrastructure throughout the Company and migrating data from multiple systems in order to create integrated servicing capabilities across brands.
1 For the year-ended December 31, 2019 (the first fiscal year that included a full year of Legacy-ILG financial results), the Legacy-ILG businesses contributed $1.8 billion, or approximately 42%, of the Company’s total revenues of $4.4 billion.

These initiatives, which included eliminating redundant platforms and implementing integrated information technology, reservation, servicing and management systems throughout the Company, as well as establishing a common “currency” to allow for the integration of legacy timeshare products, will have a significant impact on our businesses in the future. For example, our integration included affiliating the Marriott, Sheraton, and Westin vacation ownership brands to offer similar benefits to owners of our products under these brands, while harmonizing fee structures. Prior to this integration, members did not have this flexibility and opportunity.
Due to the scope and transformational nature of these changes, management views the related costs as incremental to historical spending to maintain technologies that support our operations. Our normal historical spending focused on implementation of individual applications, upgrades, and maintenance has not been excluded in calculating Adjusted EBITDA.
In addition, please tell us if you consider such costs to be normal, recurring, cash operating expenses and how you made that determination. In your response, please address if these expenses occur repeatedly or occasionally.
We acknowledge the Staff’s comment and respectfully advise that we have considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“Question 100.01”). We believe the acquisition and integration related costs are not normal, recurring, cash operating expenses necessary to operate our business, and therefore, are appropriate items to exclude when calculating Adjusted EBITDA. In assessing whether the integration costs constitute normal, recurring, cash operating expenses, we considered the fact that although the costs were incurred over an extended period of time, they related specifically to initiatives directly attributable to the acquisition and integration of the acquired businesses and are non-recurring. The costs that are excluded from Adjusted EBITDA were expensed as incurred during implementation of multiple software applications and other enabling technologies. We do not think the fact that one-time costs extend over a multi-year period changes the nature of the costs. For example, expenses related to one-time costs incurred as a result of the COVID-19 pandemic could correctly be viewed as non-recurring, as outlined in Question 100.01, even though these expenses may span more than one year.
We believe that excluding these integration costs from Adjusted EBITDA and presenting them in our reconciliation of net income or loss attributable to common shareholders to Adjusted EBITDA provides the investment community and others with a more complete understanding of our ongoing operations while enhancing the comparability of current results to results in prior periods, which may be useful for investors in their analysis of our financial performance. As described in the definition of “Adjusted EBITDA” included in our Form 10-K dated March 1, 2022, we believe Adjusted EBITDA is useful as an indicator of operating performance because it allows for period-over-period comparisons of our ongoing core operations before the impact of the excluded items. Adjusted EBITDA also facilitates comparison by analysts, investors, and others of results from our ongoing core operations before the impact of these items with results from other companies in a manner consistent with how Company management views the business. Again, the excluded expenses are only those that are transitory in nature. Costs associated with maintenance of these applications or systems are classified within operating expenses once they are in productive use and these costs are not excluded from net income or loss attributable to common shareholders.
Response to questions contained in Comment #2:
In light of the ILG Acquisition taking place in 2018, please clarify for us the nature of such expenses and tell us what consideration you gave to classifying these expenses as operating expenses. Please refer to Rule 5-03 of Regulation S-X.
Please see the responses above which describe the nature of these expenses. Since these integration initiatives, once completed, will not recur in the future, and are not representative of the ongoing costs necessary to operate our business, we believe the associated ILG Acquisition and integration costs are appropriately classified in accordance with Rule 5-03 of Regulation S-X. Further, we do not believe that the fact these specific one-time costs are incurred over an extended time period impacts the classification of the costs.
Per your reminder, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings, notwithstanding any review, comments, action or absence of action taken by the Staff.
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We thank you for your attention to this response letter and understand that you will be reviewing our responses and may have additional questions. Please feel free to contact me at (407) 206-6392 if you would like to discuss further.
Sincerely,

/s/ Anthony E. Terry
Anthony E. Terry
Executive Vice President and Chief Financial Officer

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